OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

WAMI, Inc

1636 Wilcox Avenue
Hollywood, CA 90028

www.wami.com

40000 shares of Series Seed Preferred Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 400,000 shares of Series Seed Preferred Stock ($100,000)

Minimum 40,000 shares of Series Seed Preferred Stock ($10,000)

Company	WAMI, INC
Corporate Address	1636 Wilcox Avenue, Hollywood, CA 90028
Description of Business	Software Application Company
Type of Security Offered	Shares
Purchase Price of Security Offered	$0.25
Minimum Investment Amount (per investor)	$250.00

Perks

$500 — If you invest $500, you will receive a limited edition WAMI hat.

$2,500 — If you invest $2,500, you will receive the new Fitbit Alta HR.

$5,000 — If you invest $5,000, you will receive a 2 day, Airstream Getaway.

$10,000 — If you invest $10,000 you will receive a new Arbor Snowboard or Channel Islands Surfboard.

$100,000 — If you invest $100,000 you will receive all of the above and special investor rights, preferences and privileges. Please ping us for more info.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

WAMI is a new, groundbreaking mobile platform for photo and video sharing. WAMI combines the best of gaming and social sharing all while seamlessly integrating and exciting NEW paradigm for advertising. Brands are able to advertise to consumers in a way that is unobtrusive and most of all, fun. WAMI is live in the App Store and concept is proven!

Sales, Supply Chain, & Customer Base

Everyone with a smartphone is a potential customer for our mobile app. We are currently out in the iOS platform and will launch in Android with the raise of additional funds. The strategy is to grow our user base to be able to charge companies for the branded games on the app. These branded games differentiate WAMI from it competitors because it allows the consumer to engage with the add on a deeper level. The add becomes the game, the information is more appealing to the consumer and with the branded game UI that we have created the brand can not only let the consumer know information about the product, but can create an emotional connection with photos and videos in addition to in-depth product information including videos and links to the brands website.

Competition

Other social media apps like Instagram and SnapChat. WAMI's branded game app UI was created by the WAMI team and sets it apart from other apps in the market.

Liabilities and Litigation

The company is not involved with any litigation at this time. It is currently carrying some short term liabilities to software development venders and has longer term liabilities to general counsel.

The team

Officers and directors

Tommy Stoilkovich	Founder
Jay Popeski	Founder, CCO
Ivan Stoilkovich	Founder, CFO
Jeffrey Blyseth	Founder, CTO

Tommy Stoilkovich
Tommy Stoilkovich, who founded WAMI in October, 2013, is a Los Angeles based restaurateur and entrepreneur, whose widely respected restaurants and nightclubs

have drawn praise from The Wall Street Journal, The Los Angeles Times, The New York Times, Los Angeles Magazine, Bon Appetite, Travel and Leisure, The Hollywood Reporter, and many more. Over the past two decades, Mr. Stoilkovich has conceptualized, designed and operated or currently operated(s) the following Los Angeles hot-spots; Lounge 217 (Santa Monica); VODA, Vodka Bar & Restaurant (Santa Monica); Falcon Restaurant (Hollywood); Anisette Brasserie (Santa Monica); and Pearl Dragon (Pacific Palisades). Credited with creating the first in an entirely new genre of restaurant supper clubs, Sunset Boulevard's Falcon Restaurant was the first to offer its celebrity clientele a dining experience that magically transforms into a nightlife venue – the dinner hour meets the cocktail hour in one magnificently designed space . . . "Of course, the environment has to be just right, and that means elegance with a twist of cool. Falcon has that in spades." Los Angeles Times After conceptualizing WAMI, Tommy used his extensive business relationships to form WAMI Inc. with the best of the best in technology, creative and corporate finance.

Jay Popeski
Jay Popeski, WAMI founder and Chief Creative Officer since October, 2013, brings over 20 years of experience in creative direction, design, animation, and interactive development. He is a co-founder of WAMI and Axis Studios, an interactive agency and design studio in Hollywood, CA. He has held the positions of Principal and Creative Director at Axis since 2002, and has worked with some of the biggest agencies and brands in the world. He guides user interface design, user experience design, and creative direction of marketing, branding & advertising materials for WAMI.

Ivan Stoilkovich
Ivan Stoilkovich, WAMI founder and Chief Financial Officer since October, 2013, brings over 25 years of experience in the entertainment industry producing commercials, television shows and feature films. He is a co-founder of WAMI and Head of Production at Estrella TV, a television broadcast network and television production studio located in Burbank, CA. He has extensive experience managing all aspects of television production and brings a positive, creative, problem solving approach to the WAMI management team.

Jeffrey Blyseth
Jeffrey, WAMI founder and Chief Technology Founder since October, 2013, has over 20 years of experience in UX, IA, and software design and development for entertainment, advertising, and application development. He is the co-founder of Axis Studios, an interactive agency and design studio in Hollywood, CA. Jeffrey has held the position of CEO and President at Axis Studios from 2002 to the present. As one of the co-founders of WAMI, Jeffrey manages the full stack of development for WAMI from the server and back-end to the mobile application.

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Highly Competitive Market** The mobile app market is highly competitive and the success of WAMI will depend largely on the ability to attract and retain new users on the platform and achieve a high enough level to warrant charging brands to advertise. Established apps in the market like Instagram and Snap Chat with their large user bases, shape user habits and it becomes difficult to adapt new software technology. The second risk is that the mobile application market is still very fluid. Companies such as Apple (iPhone), Google (Android), RIM (Blackberry), Windows (Mobile Phone 7), continue to develop new devices into the market each year and it makes it very difficult for developers to focus on one single stable platform to perform application development. Each year a new device is released with a new operating system, new user interface, new functionalities and capabilities that developers need to re-learn how to develop applications for those specific devices that are in high demand at the time.
- **WAMI Inc is Pre-Revenue** WAMI is a new company, while we have brand relationships with companies who like the concept and have been using the app to reach consumers, to date this has been at no charge to these brands and as such WAMI has no revenues to date. If you are investing in this company, it's because you think WAMI is a good idea, that the IP Company will be able to secure the intellectual property rights to the WAMI and that the company will be able to reach enough users to secure the marketing revenues from it's brand partners. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Future Fund Raising** We estimate that we will require at approximately $1 million in additional fund raising to fully market and grow the user base. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof. The ability to raise future funding is critical to the future growth of WAMI in being able to keep up with current technology trends and to keep growing the WAMI user base. With future funding it will be difficult to maintain user growth.
- **Please understand you can't easily resell the securities, this is a speculative offering and is not for everyone.** Every investor should be aware that an investment in a single company or multiple companies involves a high degree of risk. There can be no assurance that the company's investment objectives will be achieved, or will achieve its business goals, or an Investor will receive a return of any part of its investment. You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company’s plan is to be acquired by an existing player in the mobile app space. However, that may never happen or it may happen at a price that results in you losing money on this investment. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a

successful sale of the business.

- **We will have an independent CPA review when we raise in excess of $100,000 through Start Engine.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to raise the $100,000 to make the necessary UI updates per Apple's recommendations and complete and launch the Android version of the app. No assurance can be given that we will be successful in these efforts. These factors, among others, to raise substantial doubt about our ability to continue as an ongoing concern for a reasonable period of time.
- **Risk of Start Ups** Investing in startups involves considerable risk, including the possible loss of all or a significant portion of your investment. You should review all disclosed risk factors before making an investment decision. The following are some of the primary risks associated with investing in a startup under Title III: The company may be unable to complete an initial public offering of its securities, a merger, a buyout, or other liquidity event The company may be unable to expand and maintain market acceptance for its services or products The company may be unable to adapt to rapidly changing consumer preferences, technological advances, or market trends The company may be unable to achieve management's projections for growth, to maintain or increase historical rates of growth, or to achieve growth based on past or current trends The company may be unable to develop, maintain, and expand successful marketing relationships, affiliations, joint ventures, and partnerships that may be needed to continue and accelerate growth and market penetration The company may be unable to manage rapid growth effectively The company's business operations may be disrupted or costs increased as a result of the company's customers complaining or making assertions about its services or products The company may experience technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce The company may experience performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions, or capacity constraints due to a number of potential causes including technical failures, cyber attacks, security vulnerabilities, natural disasters, or fraud The company may be unable to adequately secure and protect intellectual property rights The company may be the subject of claims or litigation for infringement of intellectual property rights and other alleged violations of law Changes in laws and regulations may materially affect the company's business The company may be unable to comply with all applicable local, U.S., and international laws and regulations, including rules regarding data security and privacy, resulting in increased costs and/or business disruption if the company becomes subject to claims and litigation for legal non-compliance Liability risks and labor costs and requirements may jeopardize the company's business The company may be unable to secure additional capital necessary to support operations, to finance expansion, and/or to maintain competitive position The company may issue additional company equity securities that dilute the value of existing equity securities, and that dilute the voting power of existing investors The company may be unable to hire or retain key members of management and a qualified workforce The company may be unable to compete effectively against other

businesses in its industry, some of which have longer operating histories, greater name recognition, and significantly greater financial, technical, marketing, distribution and other resources Competing companies may develop new services, products, and marketing and distribution channels or may establish business models or technologies that are disruptive to the company's business Current and future competitors of the company may make strategic acquisitions or establish cooperative relationships among themselves or with others that may significantly increase their ability to meet the needs of existing and potential customers, putting the company at a disadvantage The business of the company may be jeopardized by stagnant economic conditions and by political, geopolitical, regulatory, financial, or other developments in the U.S. and globally, including incidents of war and terrorism, outbreaks and pandemics of serious communicable diseases, and natural and man-made disasters that are beyond the company's control Because the valuation of a startup is subjective compared to the market-driven stock prices of public companies, you may overpay for the equity securities you purchase The class of equity securities you purchase may have fewer rights than other equity classes issued by the company The company may be able to provide only limited information on its operations and business plan due to the early stage of its development You may be restricted from selling or transferring your securities for 12 months following your purchase, and beyond that 12-month period, there may be no market for your securities should you wish to sell them at that time The company may not have relationships with established, professional early-stage investors such as angel investors, startup accelerators, and venture capital firms, or may not have these experienced individuals on their board of directors, leaving them without significant business mentorship, valuable resources and contacts, or general guidance The value of the company's equity securities may experience significant and unexpected decline, including prior to, during, or after an initial public offering There may be other risks that are specific to the company, its industry, or its business model, and there may be other risks not generally disclosed or known, in part because the company is privately held and does not provide risk disclosure in publicly available reports. Investors must understand that they are voluntarily assuming all of the risks of the investment, including any and all risks relating to the company. It is impossible for anyone to know with any certainty which companies will be more successful than others, and an investment is subject to all of the risks inherent in any investment in a nascent business or industry with a number of different competitors.

- **WAMI's business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will make money). This is a speculative venture. Financial projections are always going to be incorrect, always. They are based on multiple moving parts that are influenced by factors beyond anyones control.
- **Patent Applications** The Company's patent applications could be denied and other intellectual property could be unenforceable or ineffective. One of the Company's assets is its intellectual property and the patent in pending and has not been granted yet.. We currently have a patent application pending and

trademark copyrights, Internet domain names, and trade secrets. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. Patents are limited in their impact to the country of issue. The Company currently possesses a patent pending with the rights to one or more issued patents in the United States. All patents are not created equal and our patent pending is not guaranteed to be issued.
- **WAMI Inc will need to continue to fund raise beyond the Start Engine campaign,** Even if we raise the maximum sought in this offering, this will be an interim step to get the new UI design and release Android. The company will need to continue it's fund raising efforts to continue operations. We estimate that we will require at approximately $1 million in additional fund raising to fully market and grow the user base. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof. The ability to raise future funding is critical to the future growth of WAMI in being able to keep up with current technology trends and to keep growing the WAMI user base. With future funding it will be difficult to maintain user growth.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Tommy Stoilkovich, 24.6% ownership, Common

Classes of securities

- Preferred Stock: 1,574,480

  Voting Rights

  The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock.

  For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of the Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

  Dividend Rights

Except for the Series Seed Dividends, all dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3 of the Restated Certificate.

- Common Stock: 10,537,864

nVoting Rights

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of thePreferred Stock.

For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Dividend Rights

Except for the Series Seed Dividends, all dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of CommonStock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3 of the Restated Certificate.

Rights and Preferences

__Limitations on Disposition__. Each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the shares of Series Seed Preferred Stock and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the “**__Securities__**”) or any assignee of record of Securities (each such person, a “**__Holder__**”) hereby agrees not to make any disposition of all or any portion of any Securities unless and until:

(a) there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b) such Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Sections 5.1(a) and (b) above, no such registration statement or opinion of counsel shall be required: (i) for any transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, a corporation or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, without limitation, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member or stockholder, or (iii) for the transfer by gift, will or intestate succession by any Holder to his or her spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that in the case of clauses (ii) and (iii) the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Purchaser hereunder and in the case of clause (iii) the transfer was without additional consideration or at no greater than cost.

What it means to be a Minority Holder

As a minority holder of Common Shares, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Subject to the terms and conditions of this Series Seed Investment Agreeement, including the Agreement Terms set forth in Exhibit B therein, (i) each Purchaser agrees to purchase at the applicable Closing and the Company agrees to sell and issue to each Purchaser at such Closing that number of shares of Series Seed Preferred Stock set forth opposite such Purchaser's name on Schedule 1, therein, at a price per share equal to the Purchase Price (subject to any discounts applicable where all or a portion of such Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser) and (ii) each Purchaser, the Company and each Key Holder agrees to be bound by the obligations set forth herein and to grant to the other parties hereto the rights set forth in this Agreement.

The shares of Series Seed Preferred Stock, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to filings pursuant to Regulation D of the Securities Act of 1933, as amended (the "**Securities Act**"), and applicable state securities laws, the offer, sale and issuance of the shares of Series Seed Preferred Stock to be issued pursuant to and in conformity with the terms of this Agreement and the issuance of the Common Stock, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Restated Charter, will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the shares of Series Seed Preferred Stock has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Charter, will be duly authorized, validly issued, fully paid and non-assessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in this Agreement, and subject to filings pursuant to Regulation D of the Securities Act and applicable state securities laws, the Common Stock issuable upon conversion of the shares of Series Seed Preferred Stock will be issued in compliance with all applicable federal and state securities laws.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

The common stock of the Company (the "**Common Stock**"), of which that number of shares of Common Stock equal to (a) the Common Shares Issued and Outstanding Pre-Money are issued and outstanding as of immediately prior to the Agreement Date, (b) the number of shares of Common Stock which are issuable on conversion of shares of the Series Seed Preferred Stock have been reserved for issuance upon conversion of the Series Seed Preferred Stock and (c) the Total Post-Money Shares Reserved for Option Pool have been reserved for issuance pursuant to the Stock Plan, and of such Total Post-Money Shares Reserved for Option Pool, that number of shares of Common Stock equal to the Number of Issued And Outstanding Options are currently subject to outstanding options and that number of shares of Common Stock equal to the Unallocated Post-Money Option Pool Shares remain available for future issuance to officers, directors, employees and consultants pursuant to the Stock Plan. The ratio determined by dividing (x) the Unallocated Post-Money Option Pool Shares by (y) the Fully-Diluted Share Number (as defined below) is equal to the Unallocated Post-Money Option Pool Percent. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and were issued in material compliance with all applicable federal and state securities laws. The Stock Plan has been duly adopted by the Board of Directors of the Company (the "**Board**") and approved by the Company's stockholders. For purposes of this Agreement, the term "**Fully-Diluted Share Number**" shall mean that number of shares of the Company's capital stock equal to the sum of (i) all shares of the Company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and (ii) all shares of the Company's capital stock reserved and available for future grant under any equity incentive or similar plan.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the recommended redesign by Apple and complete and launch the Android version of the app, which we do not anticipate occurring until October of 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we will be able to complete the new UI redesign and Android build, along with marketing and advertising to grow our user base and increase our brand partnerships. We anticipate that we can operate the business for 12 months without revenue generation. The key factor is to be able to grow our user base to get to a critical mass of active users (estimate of 250,000) and then we can begin to generate revenue from the branded games. In addition, we will develop in-app sales to generate additional revenue. We will need to continue raising money to support operations and grow the user base. We have the ability to raise up to $1,350,000 in the extended series seed round. Investors should expect operating losses until we can gain enough users to warrant charging companies for the branded games.

Financial Milestones

To date we have raised $540,000 through a friends and family round which was utilized to develop and build the app, apply for patents, website acquisitions, develop brand partnerships, market and advertise to new users. The majority of the initial raise was used to develop and launch the app on the iOS platform. In addition, we were able to garner 40,000 installs and effectively build brand partnerships with the following brands who have been using the app to promote their brand through WAMI's unique branded game UI that makes the ad the game.

Waterways

Arbor

Channel Islands

Peloton

Canyon Beachwear

Red Bull

BisonMade

Mammoth

Casa Culinary

Cleobella

In addition, we applied for patents and currently have a patent pending for the WAMi concept. We acquired the URL www.WAMI.com and have trademarked the name. The next raise of $100,000 will go toward implementing the design recommendations we received from Apple's marking team to enhance UI to improve the user experience and develop Android version. The driving force behind both of these upgrades is to be able to grow the user base. We will continue to work with our existing brand partners as we grow the user base with the milestone being reaching enough users to charge the brands access to our user base. We will continue to raise money beyond the $100,000 to support operations and to continue growing the WAMI user base. The more users we can achieve the sooner we will be able to build a revenue stream from the branded games and grow.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. The milestone of raising $100,000 through start engine will give the company the necessary cash to begin developing the design changes recommended by Apple's marketing team as will as developing the Android version of the app. The approximate time table to develop, test and launch these versions will be approximately 3 months from funding. The timing of the payments to the development team are staggered based on completion and we would like to see a minimum raise of $35,000 before we begin starting the development on the UI redesign and Android. In addition, we will use the cash flow to continue marking the app to increase the number of users and to promote content within the app to increase user engagement.

Indebtedness

The company is not carrying any debt, all operations to date have been funded through the friends and family seed round and partner resources. The Company has no liabilities or obligations, contingent or otherwise, in excess of $25,000 individually or $100,000 in the aggregate.

Recent offerings of securities

- 2014-03-01, Regulation D, 390000 Series Seed. Use of proceeds: Develop App for

IOS version 1, Web Site Domain Acquisition and Development, Patent Filing, Trademark Filing, Legal, Accounting, Marketing and Advertising.
- 2015-01-16, Regulation D, 100000 Convertible Note. Use of proceeds: Develop App for IOS version 2, Legal, Marketing and Advertising. With the issuance of the Series Seed Extension the above notes were converted to series seed stock.
- 2016-03-01, Regulation D, 1350000 Series Seed Extension. Use of proceeds: Raised $50,000 and proceeds were used for acquiring new users through marketing and advertising.

Valuation

$3,028,086.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Minimum	**Offering Maximum**
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (x% total fee)	$600	$6,000
Escrow Fees		$0
Professional Fees		$0
Net Proceeds	$9,400	$94,000
Use of Net Proceeds:		
IOS Development		$37,500
Android Development and Graphics		$25,500
Marketing and User Growth	$9,400	$25,000

Legal and Accounting		$6,000
Total Use of Net Proceeds		$94,000

We are seeking to raise a minimum of $100,000 (target amount) and have the ability to raise up to $1,350,000 within the series seed extension round.

We are targeting a raise of $100,000 to implement the redesign Apple recommended to get featured in the App Store, develop Android and continue growing our user base. The goal is to grow the user base to a point where we can charge brands for advertising in the app.

The IOS Development cost is the cost to recode the app and implement the new UI design that was recommended by Apple.

Android Development and Graphics is the cost to develop the app for the Android platform.

Marketing and User Growth expenses will go directly to promote the app across various existing platforms (e.g. Facebook and Twitter) to acquire new users.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

WAMI has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website in the area labeled annual report.. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WAMI, Inc

[See attached]

I, Ivan Stoilkovich, the CFO of WAMI, INC., hereby certify that the financial statements of WAMI, INC. and notes thereto for the periods ending December, 2015 and December, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

WAMI, INC. has not yet filed its federal tax return for 2016.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the July 27, 2017.

________________________ (Signature)

CFO ____________________ (Title)

July 27, 2017 ________________ (Date)

WAMI, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016

WAMI, Inc.
Index to Financial Statements
(unaudited)

WAMI, INC
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

WAMI, Inc
Balance Sheet Standard
As of December 31, 2015 and December 31, 2016

	Dec 31, '15	Dec 31, '16
ASSETS		
Current Assets		
Checking/Savings		
Union Bank	$11,553.89	$2,333.48
Union Bank 2		$1,788.76
Savings Account	-$450.48	-$450.48
Wells Fargo	$934.18	$194.47
Total Checking/Savings	$12,037.59	$3,866.23
Other Current Assets		
Due from Shareholders	$249.00	$249.00
Total Other Current Assets	$249.00	$249.00
Total Current Assets	$12,286.59	$4,115.23
Fixed Assets		
Capital Expense	$12,680.97	$12,680.97
Total Fixed Assets	$12,680.97	$12,680.97
Other Assets		
Patent	$2,500.00	$2,500.00
Total Other Assets	$2,500.00	$2,500.00
TOTAL ASSETS	$27,467.56	$19,296.20
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		$102,345.00
Notes Convertible	$100,000.00	$100,000.00
Loan Payable	$2,190.49	$2,290.49
Total Other Current Liabilities	$102,190.49	$204,635.49
Total Current Liabilities	$102,190.49	$204,635.49
Total Liabilities	$102,190.49	$204,635.49
Equity		
Common Stock	$1,134.00	$1,134.00
Series Seed Preferred	$455,060.00	$495,060.00
Opening Balance Equity	-$600.30	-$600.30
Retained Earnings	-$307,644.97	-$530,316.63
Net Income	-$222,671.66	-$150,616.36
Total Equity	-$74,722.93	-$185,339.29
TOTAL LIABILITIES & EQUITY	$27,467.56	$19,296.20

WAMI, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

WAMI, INC.
Statement Of Cash Flows
January through December 2015 and 2016

	Jan - Dec '15	Jan - Dec '16
OPERATING ACTIVITIES		
Net Income	-$222,671.66	-$150,616.36
Adjustments to reconcile Net Income to net cash provided by operations:		
Notes Convertible	$100,000.00	
Loan Payable	$2,190.49	$100.00
Net cash provided by Operating Activities	-$120,481.17	-$150,516.36
INVESTING ACTIVITIES		
Capital Expense	-$198.48	
Net cash provided by Investing Activities	-$198.48	
FINANCING ACTIVITIES		
Series Seed Preferred	$117,500.00	$40,000.00
Opening Balance Equity	-$600.30	
Net cash provided by Financing Activities	$116,899.70	$40,000.00
Net cash increase for period	-$3,779.95	-$110,516.36
Cash at beginning of period	$15,817.54	$12,037.59
Cash at end of period	$12,037.59	-$98,478.77

ABC COMPANY
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

2015

	Common	Options	Series Seed Shares	Total	FD Percentage
Series Seed Round			1,574,479	1,574,479	13.00%
Founders Stock			9,690,000	9,690,000	80.00%
Options Granted		847,864	847,864	847,864	7.00%
Total	-	847,864	12,112,343	12,112,343	100.00%

2016

Pre-$	**$**	**3,000,228**
Pre-Shares		**12,112,344**
Price	**$**	**0.2477**
Post-$	**$**	**4,483,532**

	Common	Series Seed	Options	Series Seed Extension $$	Series Seed Extension Shares	Total	FD%
Preferred							
New Investors				$ 1,350,000	5,450,141	5,450,141	30.1%
Convertible Notes*					538,167	538,167	3.0%
Existing Investors		1,574,480		$ -	-	1,574,480	8.7%
	-	1,574,480		$ 1,350,000	5,988,308	7,562,788	41.8%
Common							
Founders Stock	8,250,000					8,250,000	45.6%
Other	1,440,000					1,440,000	8.0%
Stock Option Pool			847,864			847,864	4.7%
Total	9,690,000	1,574,480	847,864		5,988,308	18,100,652	100.0%

22086841

ABC COMPANY
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

WAMI, INC.
Statement Of Cash Flows
January through December 2015 and 2016

	Jan - Dec '15	Jan - Dec '16
OPERATING ACTIVITIES		
Net Income	-$222,671.66	-$150,616.36
Adjustments to reconcile Net Income to net cash provided by operations:		
Notes Convertible	$100,000.00	
Loan Payable	$2,190.49	$100.00
Net cash provided by Operating Activities	-$120,481.17	-$150,516.36
INVESTING ACTIVITIES		
Capital Expense	-$198.48	
Net cash provided by Investing Activities	-$198.48	
FINANCING ACTIVITIES		
Series Seed Preferred	$117,500.00	$40,000.00
Opening Balance Equity	-$600.30	
Net cash provided by Financing Activities	$116,899.70	$40,000.00
Net cash increase for period	-$3,779.95	-$110,516.36
Cash at beginning of period	$15,817.54	$12,037.59
Cash at end of period	$12,037.59	-$98,478.77

NOTE 1 – NATURE OF OPERATIONS

WAMI, INC. was formed on October 25, 2013 in the State of Delaware. The financial statements of WAMI, INC. which may be referred to as "WAMI", "we," "us," or "our" are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

WAMI is a new, groundbreaking mobile platform that combines social photo/video sharing with gaming, all while integrating an exciting new method for brands to advertise to consumers in a way that is unobtrusive and fun.

WAMI's is now available world wide for iOS devices. Android development beginning soon. Patents Pending.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

"The ad becomes the game" – The goal is to grow WAMI's user base of peer-to-peer users and charge brands to advertise in WAMI's branded feed once we get to a critical mass of users. WAMI's unique combination of photo sharing & gaming along with a dedicated brand channel has already proven successful and WAMI has current brand partnerships with; Mammoth Mountain, Channel Islands Surfboards, Arbor, Waterways Travel, AEG Live, Cleobella, Bisonmade, Bradley Mountain, Anthropologie, Backcountry.com, and more.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

We have authorized the issuance of 20,000,000 shares of our common stock and 7,000,000 shares of our preferred stock with a par value of $0.0001. To date we have issued 1,574,480 of preferred stock and 10,537,864 of common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through May 1 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

WAMI is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $100K goal

WAMI

The Gamification of Photo Sharing

Small OPO · Hollywood, CA · Social Media
US Investors Only


wami


Where am I ?
kendal82
Where's this famous park?
rachExplorer

Snap. Share. Play.

WAMI . . . the App Store's *"Best New App"*

WAMI is an exciting new photo and video sharing app that combines the best of photo sharing, with game play.

Available right now on Apple's App Store, WAMI launched last year where it made the number one spot in the App Store under "**Best New App's**". (Australia and New Zealand)

WAMI users are able to create games from their images to share privately or if you're feeling bold, you can share your game (aka "WAMI"), with the world.

WAMI (an acronym for "*where am i", "who am i", or "what am i*"), features a totally unique and separate branded game section where users can win premium offerings from the worlds most iconic brands.

Our team has already on-boarded and launched successful campaigns with Mammoth Mountain, Channel Islands Surfboards, Arbor Collective, Red Bull, Canyon Beachwear, Cleobella, Waterways Travel and more coming everyday. We have only scratched the tip of the iceberg!

As WAMI's user base grows, so will the fees brands pay to reach our users in this totally **new, engaging** and **fun** way.

We invite you to join us as we get set to launch WAMI for Android and in even more countries.

Investment
$0.25 per share | When you invest you are betting the company's future value will exceed $3.1M.

Perks
$500 — If you invest $500, you will receive a limited edition WAMI hat.




WAMI offers its users 2 separate channels. Play with your friends privately (or with the world) or swipe left and play with your favorite brands

$2,500 — If you invest $2,500, you will receive the new Fitbit Alta HR.
$5,000 — If you invest $5,000, you will receive a 2 day, Airstream Getaway.
$10,000 — If you invest $10,000 you will receive a new Arbor Snowboard or Channel Islands Surfboard.
$100,000 — If you invest $100,000 you will receive all of the above and special investor rights, preferences and privileges. Please ping us for more info.

WAMI is a new photo and video sharing game that rewards users . . . just for playing.

Why WAMI is Disrupting Mobile Advertising

WAMI presents a truly unique approach to advertising. Instead of interrupting the users engagement with unwanted content, WAMI brings the user brand-created content that **is** the experience. A WAMI branded game is **not an ad**, but rather a **media rich game**, sponsored by the brand.

Let's face it. Current mobile advertising (pop ups, banners etc.) are intrusive to users and ineffective for brands. Think about how many times you have quickly tried to close an ad on your device by tapping the "x" and accidentally opened the ad. Horrifying.



AT&T
12:13 PM
52%
Categories
Featured
Best New Apps
See All
wami
WAMI App
Photo & Video
Tribe - Video messaging - F...
Photo & Video
Fetch! A Microsoft Gara...
Entertainment
Filters & Editors: Limited-Time Offers on In-...
REPLAY
Create Stunning Movies
Enrich Your Pho

WAMI HIGHLIGHTS

- High Level **Apple** Executives guiding WAMI's growth
- Version One of WAMI available now in the App Store
- Exciting New Paradigm in Mobile Advertising
- Patents Pending Application Design
- **Proven Low Cost** methods to continue growing user base
- Successfully Raised $540,000 through initial Seed Round



VISITOR POSTS
CI Surfboards
If you haven't already, check out WAMI!! They've got some cool games with some epic prizes!!
Channel Islands
SURFBOARDS
Name this CI team rider!
Guess correctly for a chance to win a CI surfboard!
HINT: tap the logo for a clue

WAMI's Brands are Helping Spread the Word!

"Best New App" (Aus + NZ)

With WAMI's Branded Games, Brands Reach Consumers in a Fun, Engaging Way

Instant Win Contest - Everybody Wins!



Contests
SONY
How deep can you dive with a Sony Xperia™ Z3 Compact?
Guess how deep you can take pictures and win 30% off a Sony product!
Hint: Look around sony.com
Take a Guess
102 Likes, 3 Guesses
Contests
SONY
How deep can you dive with a Sony Xperia™ Z3 Compact?
Guess how deep you can take pictures and win 30% off a Sony product!
1 meter
1.5 meters
25 meters
Guess
Contests
GOT IT!
The Xperia™ Z3 can snap pictures down to 1.5 meters. You rule!
Xperia™ Z3 Compact
Scroll down for more info. Use the provided codes at our online store or any participating retailer.
30% OFF
SHOP NOW



Contests
COACHELLA
Who Are We?
Guess correctly for a chance to win Safari Tent On-Site Lodging!
DJ Grego
Fuerza Bruta
Omulu

Users Play "WAMI's" for a Chance to Win Premium Prizes



Contests
COACHELLA
That's the Truth.
Correct! The featured act is the famous Fuerza Bruta of Brazil.
Congratulations! You've been entered to win Safari Tent On-Site Lodging at Coachella. You'll receive a notification when the winner is announced.
Scroll down for details and more info on all our international inspirations.

Users 'Tap' the Brand Logo to View Media Rich Brand Content

WAMI's Branded Games

In the app world, everyone (and we mean **everyone**) is looking for ways to bring users back to their app. Push notifications, emails, marketing and social networking are all methods being used to get mobile users to "**open up our app and use us**!" The methods mentioned work . . . but not as well as you'd think.

What WAMI has (and patents are pending) is a **proven method** to get users back into our app simply by us launching a branded game that offers a chance for a user to win something meaningful. Take a moment to envision receiving a text from WAMI saying that your favorite brand is about to launch a game where you could win something awesome from that brand - simply by engaging in a fun WAMI game. Movie tickets, premium discounts, trips, concert tickets, gift cards, surfboards . . . you get the idea. We believe that brands have been ambushing our content in the form of commercials, ads, pop ups, bill boards, banners and the like for far too long.

WAMI gives brands the ability to create an 'ad' that people actually WANT to engage with.


Contests
KATIN
Where are Katin's trunks made?
First 100 Correct Answers Win This Pair of Trunks
Take a Guess


Contests
Cleobella
Where was our company founded?
Win 40% Off Your Purchase
Hint: A beautiful island with good surf
Take a Guess
20,726 Likes, 933 Guesses


Contests
BISON
MADE IN USA
What Is This?
First 500 Correct Win 40% Any Bison Product!
Hint: Tap the logo above for more
Take a Guess
20,726 Likes, 933 Guesses


Contests
CANYON BEACHWEAR
Where does the word "bikini" come from?
Win 30% Off Your Purchase
Hint: Visit CanyonBeachWear.com
Take a Guess
20,726 Likes, 933 Guesses

Where we are Today

After meeting with a team of Apple executives who provided invaluable input and feedback, our team is hustling to get WAMI V2 released to the App Store. The new version of WAMI will include exciting new features and code enhancements to help performance as our user base grows.
The version we are working on now will include localized versions for most of South America and select European countries.

WAMI's sales and marketing team continues to on-board new brands with all eyes on our next internal milestone, 1M users.

Mobile Advertising Dollars to Exceed 100 Billion Dollars in 2017

WAMI is a unique and true disruptor in current advertising models. There are over **2.5 billion active smartphones*** in the world with over 100 billion dollars being spent on mobile advertising alone in 2017.

According to eMarketer, by **2019**, mobile advertising dollars spent globally will **exceed 190 billion dollars.**

Enough said . . .

*Sources: GSMA Intelligence, EMarketer & Ericsson Data


Mobile Ad Spend Grows Exponentially
Mobile Ad Spend Growth in Dollars (Billions)
Spend (Billions)
$19
$43
$69
$101
$134
$167
$196
2013
2014
2015
2016
2017
2018
2019
Year
Representing a
430%
increase
from 2013

Source: **eMarketer**


JAN 2017
GLOBAL DIGITAL SNAPSHOT
KEY STATISTICAL INDICATORS FOR THE WORLD'S INTERNET, MOBILE, AND SOCIAL MEDIA USERS
TOTAL POPULATION
INTERNET USERS
ACTIVE SOCIAL MEDIA USERS
UNIQUE MOBILE USERS
ACTIVE MOBILE SOCIAL USERS
7.476 BILLION
URBANISATION: 54%
3.773 BILLION
PENETRATION: 50%
2.789 BILLION
PENETRATION: 37%
4.917 BILLION
PENETRATION: 66%
2.549 BILLION
PENETRATION: 34%
7
Hootsuite
we are social

WAMI's Industry Leading Advisory Board



Andy Firoved

Tech Coast Angel Investor

CEO of HOTB Software Solutions

Founder Homeowner Toolbox, Inc.



Jason Connolly

Tech Coast Angel Investor

President of HOTB Software Solutions



Robert Hayman

CEO/Chairman, Hayman Properties

CEO, Perimetrics, LLC

Board Director, Alphaeon, Inc.

Founder/CEO/Chairman, Discus Dental, Inc.



Brad Morrice

Angel Investor

Former CEO New Century Financial
Director, Roofs Across America

Senior Advisor, Counselor Direct



Michael Ohoven

Founder/CEO Infinity Media

Oscar Nominated Producer

Many celebrity contacts



Woody Sears

Launched over 200 Apps

iStoryTime/Cupcake Digital

Valuable Relationships in
Tech/Entertainment

What People are Saying . . .


RainnWilson
@rainnwilson
Follow
Here's a great new app to get lost in! WAMI! Share pics and there's prizes too -
wami
WAMI App
Snap, Share and Play life's amazing moments and win awesome prizes from premium brands including; Arbor Collective, Channel Islands Surfboards, Mammoth Mountain, Von Zipper, Cleobella...
4.5/5.0 stars – 22 ratings


Greg Lutzka
@GregLutzka
Win a FREE @MammothMountain lift ticket !!! Just download @WAMIapp now and play the mammoth's game !!


Waterways Travel
@waterwaystravel
Follow
Download WAMI: apple.co/1UZbizo #wami #TravelTuesday


wami
FIND US ON THE WAMI APP
FOR A CHANCE TO WIN A FREE MEXICANA CLUTCH
DOWNLOAD NOW


From the pages of peloton
DRINK FRENCH BEER
wami
DOWNLOAD WAMI now and play peloton's game for a chance to win peloton's NEW CASTELLI TEAM KIT!
Apple iOS

December 2014



Where Am I? (WAMI)

Standing on the top of Mammoth Mtn., an image is shared with a simple question, Where Am I? Engagement, laughter . . . gamified photo sharing is born!

2015



Building a Company

WAMI is conceptualized, designed, and a lengthy development process begins

March 2016


Best New Apps
wami
WAMI App
Photo & Video
Tribe - Video messaging - F...
Photo & Video

WAMI launches in New Zealand & Austraiia

WAMI goes live and makes the Number One Spot in the App Store under "Best New Apps"

April 2016



WAMI starts to attract great brands

Including Arbor Snowboards, Channel Islands Surfboards, Red Bull, Mammoth Mountain, and many other stoked brands!

May 2016



WAMI goes live in the U.S.

September 2016

WAMI receives high level support from Apple

October 2016



Growth

Through targeted Facebook campaigns, WAMI is able to convert up to 500 new users PER DAY (iOS only!)

February 2017



Apple gets involved with WAMI V2

New designs and features are blessed by Apple

June 2017

WAMI Inc partners with Start Engine

The Company extends it's Seed Round to Start Engine investors

September 2017

Launch WAMI V2 for iOS + Android

Launch V2 in all english speaking countries and translate WAMI for all of South America and select European countries (Anticipated)

2018

$160,000,000,000

Mobile Ad Spending Projected to Exceed 160 billion in 2018

As more brands jump on board and WAMI's user base grows, the company is perfectly positioned to capture what has now become, the largest segment of advertising.

Meet the Founders



Tommy Stoilkovich

Founder

Tommy Stoilkovich, who founded WAMI in October, 2013, is a Los Angeles based restaurateur and entrepreneur, whose widely respected restaurants and nightclubs have drawn praise from The Wall Street Journal, The Los Angeles Times, The New York Times, Los Angeles Magazine, Bon Appetite, Travel and Leisure, The Hollywood Reporter, and many more. Over the past two decades, Mr. Stoilkovich has conceptualized, designed and operated or currently operated(s) the following Los Angeles hot-spots; Lounge 217 (Santa Monica); VODA, Vodka Bar & Restaurant (Santa Monica); Falcon Restaurant (Hollywood); Anisette Brasserie (Santa Monica); and Pearl Dragon (Pacific Palisades). Credited with creating the first in an entirely new genre of restaurant supper clubs, Sunset Boulevard's Falcon Restaurant was the first to offer its celebrity clientele a dining experience that magically transforms into a nightlife venue – the dinner hour meets the cocktail hour in one magnificently designed space . . . "Of course, the environment has to be just right, and that means elegance with a twist of cool. Falcon has that in spades." Los Angeles Times After conceptualizing WAMI, Tommy used his extensive business relationships to form WAMI Inc. with the best of the best in technology, creative and corporate finance.



Jay Popeski

Founder, CCO

Jay Popeski, WAMI founder and Chief Creative Officer since October, 2013, brings over 20 years of experience in creative direction, design, animation, and interactive development. He is a co-founder of WAMI and Axis Studios, an interactive agency and design studio in Hollywood, CA. He has held the positions of Principal and Creative Director at Axis since 2002, and has worked with some of the biggest agencies and brands in the world. He guides user interface design, user experience design, and creative direction of marketing, branding & advertising materials for WAMI.



Ivan Stoilkovich

Founder, CFO

Ivan Stoilkovich, WAMI founder and Chief Financial Officer since October, 2013, brings over 25 years of experience in the entertainment industry producing commercials, television shows and feature films. He is a co-founder of WAMI and Head of Production at Estrella TV, a television broadcast network and television production studio located in Burbank, CA. He has extensive experience managing all aspects of television production and brings a positive, creative, problem solving approach to the WAMI management team.



Jeffrey Blyseth

Founder, CTO

Jeffrey, WAMI founder and Chief Technology Founder since October, 2013, has over 20 years of experience in UX, IA, and software design and development for entertainment, advertising, and application development. He is the co-founder of Axis Studios, an interactive agency and design studio in Hollywood, CA. Jeffrey has held the position of CEO and President at Axis Studios from 2002 to the present. As one of the co-founders of WAMI, Jeffrey manages the full stack of development for WAMI from the server and back-end to the mobile application.

And the Rest of the Team



Catherine Rex

CMO

Catherine Rex is passionate about the arts, the outdoors, action sports, and the psychology of marketing and relationships. Catherine is responsible for ambassador outreach, brand relations, and providing creative guidance toWAMI's launch partners. Catherine graduated from Claremont McKenna Magna Cum Laude and Phi Beta Kappa. Ms. Rex is an avid explorer, yogi and lives on a sailboat.



Greg Rogers

Public Relations

Greg Rogers is a veteran publicist specializing in media relations, product launches, events, crisis management, communications and strategic planning, having launched numerous lifestyle and nightlife brands. Greg Rogers is WAMI's Chief Publicist and Director of Marketing Communications. Responsible for all public relation matters and Marketing Communications



Deborah Carabet

Brand Partnerships + Chief Networker

Deborah Carabet loves the outdoors, skiing, cycling, triathlons and most of all her nieces and nephews. Deborah is responsible for bringing new brands on board, client relationships, getting the word out about WAMI and networking like nobody can. Born & raised in California, she moved to New York City, sold Howard Stern, ran the New York Marathon more than once and was known as a "New Yorker with a California attitude."

Offering Summary

Maximum 400,000 shares of Series Seed Preferred Stock ($100,000)

Minimum 40,000 shares of Series Seed Preferred Stock ($10,000)

Company	WAMI, INC
Corporate Address	1636 Wilcox Avenue, Hollywood, CA 90028
Description of Business	Software Application Company
Type of Security Offered	Shares
Purchase Price of Security Offered	$0.25
Minimum Investment Amount (per investor)	$250.00

Perks

$500 — If you invest $500, you will receive a limited edition WAMI hat.

$2,500 — If you invest $2,500, you will receive the new Fitbit Alta HR.

$5,000 — If you invest $5,000, you will receive a 2 day, Airstream Getaway.

$10,000 — If you invest $10,000 you will receive a new Arbor Snowboard or Channel Islands Surfboard.

$100,000 — If you invest $100,000 you will receive all of the above and special investor rights, preferences and privileges. Please ping us for more info.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

wami

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.